SNR Denton US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA	Stephen S. Kudenholdt Partner steve.kudenholdt@snrdenton.com D +1 212 768 6847 T +1 212 768 6700 F +1 212 768 6800 snrdenton.com

November 19, 2012

Securities and Exchange Commission Filing Desk - Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Citigroup Global Markets Realty Corp. Form ABS-15G for the Initial Period Ended December 31, 2011 Filed February 13, 2012 File No. 025-00519

Ladies and Gentlemen:

On behalf of Citigroup Global Capital Markets Realty Corp. (the “Company”), we are responding to the SEC comment letter to the Company dated November 6, 2012 related to the captioned filing and other filings. This letter responds solely to the comments relating to the captioned filing on Form ABS-15G, and solely to the extent those comments are applicable to the Company. These comments and our corresponding responses may be found below. We understand that all other aspects of the comment letter will be responded to separately on behalf of Goldman Sachs. Please do not hesitate to contact us with any questions you may have.

Form ABS-15G of Citigroup Global Markets Realty Corp.

Comment:

5.          We note that the Forms ABS-15G filed by Goldman Sachs Mortgage Company and Citigroup Global Markets Realty Corp., as securitizers of GS Mortgage Securities Trust 2011-GC5, each include a footnote that they have “attempted to gather” information required by Rule 15Ga-1 by conducting specified actions “…among other things…” and that each securitizer cannot be certain that they have obtained all applicable Reporting Information because “among other things” of specific reasons. Your statements do not clearly indicate whether you have provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense. Please (1) confirm that, for the time periods covered by the above-referenced Forms ABS-15G, (i) each securitizer has provided the information that they do possess or can acquire without unreasonable effort or expense and (ii) if any securitizer has not provided such information, it has provided a statement that fully explains why any omitted information would require unreasonable effort or expense and (2) represent that all future Forms ABS-15G filed with the Commission will clearly indicate that each securitizer has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense. Refer to Rule 15Ga-1 (a)(2).

Response:

This will confirm, on behalf of the Company, that for the time period covered by the captioned Form ABS-15G, the Company has provided the information that it does possess or can acquire

Citigroup Global Markets Realty Corp. Form ABS-15G for the Initial Period Ended December 31, 2011 Filed February 13, 2012 File No. 025-00519 Page 2

without unreasonable effort or expense. This will confirm, on behalf of the Company, that the Company represents that all future Forms ABS-15G filed with the Commission by the Company will clearly indicate that the Company has provided all information required by Rule 15Ga-1 that can be acquired without unreasonable effort or expense.

In addition, and as requested, this will confirm on behalf of the Company, that the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the captioned filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the captioned filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any addition information, please call the undersigned at (212) 768-6847 or Matthew Lyons at (212) 768-6867.

Very truly yours,

/s/ Stephen Kudenholdt

Stephen S. Kudenholdt

Partner

Copy with enclosures to:

Robert Errett, Special Counsel

Michelle Stasny, Special Counsel

Division of Corporation Finance